

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51157

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:



I.T.S. Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10300 N. Central Expwy., Suite 530
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Bower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.T.S. Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


TERESA MARTIN
MY COMMISSION EXPIRES
October 11, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I.T.S. SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2003

I.T.S. SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
I.T.S. Securities, Inc.

We have audited the accompanying statement of financial condition of I.T.S. Securities, Inc. (a development stage company), as of June 30, 2003, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended June 30, 2003 and for the four years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows of I.T.S. Securities, Inc. for the period from inception (July 1, 1998) to June 30, 1999 were audited by other auditors whose report dated August 20, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.T.S. Securities, Inc., as of June 30, 2003 and the results of its operations and its cash flows for the years ended June 30, 2003 and the four years in the period ended June 30, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP
CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 20, 2003

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Statement of Financial Condition
June 30, 2003

ASSETS

Assets	
Cash	$ 13,036
Investments not readily marketable	3,300
Total Assets	$ 16,336

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities	$ --
Stockholders' Equity	
Common stock ($.001 par value, 1,000,000 shares authorized, 708,750 issued and outstanding)	709
Additional paid-in capital	37,811
Deficit accumulated in the development stage	(22,184)
Total Stockholders' Equity	16,336
Total Liabilities and Stockholders' Equity	$ 16,336

The accompanying notes are an integral part of these financial statements.

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Statements of Income (Loss)
For the Years Ended June 30, 2003 and 1999,
For the Period from July 1, 1999 to June 30, 2003
and For the Period from Inception (July 1, 1998) to June 30, 2003

	For the Year Ended June 30, 2003	For the Period From July 1, 1999 to June 30, 2003	For the Year Ended June 30, 1999	For the Period From Inception (July 1, 1998) to June 30, 2003
Revenue				
Other revenue	$ --	$ 1,375	$ --	$ 1,375
Total Revenues	--	1,375	--	1,375
Expenses				
Regulatory fees and expense	4,954	17,470	4,919	22,389
Other expenses	--	1,170	--	1,170
Total Expenses	4,954	18,640	4,919	23,559
Net (loss) before income taxes	(4,954)	(17,265)	(4,919)	(22,184)
Provision for income taxes	--	--	--	--
NET (LOSS)	$ (4,954)	$ (17,265)	$ (4,919)	$ (22,184)

The accompanying notes are an integral part of these financial statements.


SEC MAIL
AUG 2 9 2003
WASH. D.C.

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
For the Period from Inception (July 1,1998) to June 30, 2003

	Common Stock		Additional	Deficit Accumulated	
	Number of Shares	Amount	Paid-in Capital	in the Development Stage	Total
Inception, July 1, 1998	--	$ --	$ --	$ --	$ --
Issuance of common stock	681,450	681	10,538		11,219
Net loss				(4,919)	(4,919)
Balance, June 30, 1999	681,450	681	10,538	(4,919)	6,300
Issuance of common stock	8,050	9	8,042		8,051
Net loss				(3,989)	(3,989)
Balance, June 30, 2000	689,500	690	18,580	(8,908)	10,362
Issuance of common stock	19,250	19	19,231		19,250
Net loss				(4,090)	(4,090)
Balance, June 30, 2001	708,750	709	37,811	(12,998)	25,522
Net loss				(4,232)	(4,232)
Balance, June 30, 2002	708,750	709	37,811	(17,230)	21,290
Net loss				(4,954)	(4,954)
Balance, June 30, 2003	708,750	$ 709	$ 37,811	$ (22,184)	$ 16,336

The accompanying notes are an integral part of these financial statements.

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Period from Inception (July 1,1998) to June 30, 2003

Inception, July 1, 1998	$	--
Additions		--
Retirements		--
Balance June 30, 1999		--
Additions		--
Retirements		--
Balance June 30, 2000		--
Additions		--
Retirements		--
Balance June 30, 2001		--
Additions		--
Retirements		--
Balance June 30, 2002		--
Additions		--
Retirements		--
Balance June 30, 2003	$	--

The accompanying notes are an integral part of these financial statements.

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Statements of Cash Flows
For the Years Ended June 30, 2003 and 1999,
For the Period from July 1, 1999 to June 30, 2003
and For the Period from Inception (July 1,1998) to June 30, 2003

	For the Year Ended June 30, 2003	For the Period From July 1, 1999 to June 30, 2003	For the Year Ended June 30, 1999	For the Period From Inception (July 1, 1998) to June 30, 2003
Cash Flows From Operating Activities				
Net income (loss)	$ (4,954)	$ (17,265)	$ (4,919)	$ (22,184)
Net Cash Provided (Used) by Operating Activities	(4,954)	(17,265)	(4,919)	(22,184)
Cash Flows From Investing Activities				
Purchase of securities	--	(3,300)	--	(3,300)
Net Cash Provided (Used) by Investing Activities	--	(3,300)	--	(3,300)
Cash Flows From Financing Activities				
Issuance of common stock	--	27,301	11,219	38,520
Net Cash Provided (Used) by Financing Activities	--	27,301	11,219	38,520
Net (decrease) increase in cash	(4,954)	6,736	6,300	$ 13,036
Cash at beginning of year	17,990	6,300	--	
Cash at end of year	$ 13,036	$ 13,036	$ 6,300	

The accompanying notes are an integral part of these financial statements.

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2003

Note 1 - Summary of Significant Accounting Policies

I.T.S. Securities, Inc. (the "Company") was incorporated June 1998, under the laws of the state of Texas. The Company became effective as a broker-dealer in securities registered with the Securities and Exchange Commission under Rule 15c3-3(k)(2)(i) in July 1998. Inception is considered to be July 1, 1998 for financial reporting purposes.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

Investments Not Readily Marketable

Investments not readily marketable are carried at cost and consist of warrants to purchase common stock.

Reclassifications

Certain year ended June 30, 1999 items in the statements of income and cash flows have been reclassified to conform with years ended June 30, 2003, 2002, 2001 and 2000 presentation.

Note 2 - Development Stage Operations

The Company is a development stage company since it has not commenced operations as of June 30, 2003. The Company's activities during the years ended June 30, 2003, 2002, 2001, 2000 and 1999 were directed toward maintaining its status as a registered broker/dealer in securities. The Company's intention is to sell direct participation programs and possibly other securities products in the near future.

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2003

Note 3 - Income Taxes

The Company has net operating loss carryforwards of $22,184 that can be carried forward to offset future taxable income. The net operating loss carryforwards expire in 2019 through 2023. Related deferred income taxes are as follows:

Deferred tax asset	$ 3,328
Valuation allowance	(3,328)
Net deferred tax asset	$ -0-

The valuation allowance increased $744 from 2002 to 2003.

Note 4 - Related Party Transactions

An affiliate provided office space and general and administrative services for the Company at no charge during the years ended June 30, 2003, 2002, 2001, 2000 and 1999.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. No material inadequacies existed in the computation of the ratio of aggregate indebtedness to net capital. On June 30, 2003, the Company had net capital of approximately $13,036 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i).

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the Year Ended

June 30, 2003

Schedule I

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of June 30, 2003

Computation of Net Capital

Total ownership equity qualified for net capital	$ 16,336
Deductions and/or charges	
Non-allowable assets:	
Investments not readily marketable	3,300
Net capital before haircuts on securities positions	13,036
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	--
Net capital	$ 13,036

Aggregate Indebtedness

Items included in statement of financial condition	
Liabilities	$ --
Total aggregate indebtedness	$ --

Schedule I (continued)

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of June 30, 2003

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 8,036
Excess net capital at 1000%	$ 13,036
Ratio: Aggregate indebtedness to net capital	0 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

I.T.S. SECURITIES, INC.
(A Development Stage Company)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Commission
As of June 30, 2003

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2003


Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
I.T.S. Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of I.T.S. Securities, Inc., (a development stage company) (the "Company"), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 20, 2003